FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

27 April 2007 - Fortis, RBS and Santander Announcement

Fortis, RBS and Santander (collectively, the "Banks") announce that they have notified the Supervisory and Managing Boards of ABN AMRO yesterday evening of their intention to make a public offer ("the Offer") for 100% of the issued and outstanding share capital of ABN AMRO on a fully diluted basis.  This notification has been occasioned by the terms of the contract ABN AMRO has signed with Bank of America regarding LaSalle Bank.

Under Dutch regulations, the Banks are not permitted to provide details of the price indicated in their notice today to ABN AMRO within the 7 days period referred to in section 9d(2) of the Besluit toezicht effectenverkeer 1995 (the
"Decree").  Shareholders of ABN AMRO are invited to refer to the press release issued by the Banks on 25 April.

The Banks continue to believe that their proposals offer materially higher value for ABN AMRO's shareholders and benefits to customers and employees compared with the recommended offer from Barclays.  The Banks have invited the
Supervisory and Managing Boards of ABN AMRO to discuss the Banks' proposals further as soon as possible.

This is an announcement in accordance with section 9b(2)(b) and section 9d(2) of the Decree.

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Important Information

In connection with a potential transaction involving ABN AMRO, the Banks may be required to file relevant documents with the SEC.  Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE
POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of such documents without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC.  Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in circumstances.  Forward-looking statements include, without limitation, statements typically containing words such as "
intends", "expects", "anticipates", "targets", "estimates" and words of similar import.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential transaction, satisfaction of any conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the anticipated benefits of the potential transaction not being realized, the separation and integration of ABN
AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions.
Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 April 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat